Exhibit (E)(23)

AGREEMENT TO PURCHASE/SELL MEMBERSHIP INTEREST IN
MISSION GORGE, LLC, A California Limited Liability Company

     This Agreement to Purchase/Sell Membership Interest in Mission Gorge, LLC, a California Limited Liability Company, (the “Agreement”), is made as of and is to be effective February 24, 2004, (the “Effective Date”), and is entered into by and between CALPROP CORPORATION, a California Corporation, (referred to herein as “Buyer”) and JOHN L. CURCI, TRUSTEE OF THE JOHN L. CURCI TRUST DATED December 23, 1993, (referred to herein as “Seller”).

RECITALS

     A. Seller owns a 25% Membership Interest in that certain California Limited Liability Company known as MISSION GORGE, LLC, (the “Company”);

     B. Seller wishes to withdraw from the Company and sell its Membership Interest to the Buyer and to be released from all subsequent obligations whatsoever of the Company;

     C. The Buyer desires to purchase Seller’s 25% Membership Interest in the Company. Such Membership Interest includes all of Seller’s right, title and interest in and to its capital account and all assets and liabilities of the Company and Seller’s distributive share of the income, gain, loss, deductions and credits of the Limited Liability Company, (collectively the “Membership Interest”) calculated and determined as of the Effective Date;

     D. The Buyer is currently the owner of a 50% Membership Interest in the Company and as such, is familiar with the Company’s assets and liabilities. The remaining member of the Company has consented to the transaction contemplated by this Agreement and has waived the elective purchase rights granted to it by Paragraphs 16 and 17 of the Operating Agreement of the Company which consent and waiver are evidenced by the execution of this Agreement.

     E. The Buyer and Seller desire that the Company will continue without interruption and not to be dissolved by reason of Seller’s withdrawal from the Company;

     NOW, THEREFORE, the parties hereto agree as follows:

     1. Purchase of Membership Interest. Subject to the terms and conditions of this Agreement, the Buyer agrees to purchase from Seller and Seller agrees to sell to Buyer all of Seller’s Twenty Five Percent (25%) Membership Interest in the Company. The purchase to be paid by the Buyer to Seller is One Million Eight Hundred Thousand Dollars ($1,800,000.00) payable in the time (which time may be extended by mutual written agreement) and in the manner as follows:

          A. First Installment: $1,228,812.50 cash on or before March 15, 2004;

          B. Second Installment: $571,187.50 cash on or before June 15, 2004.

     2. Assignment of Company Interest. On the Effective Date, Seller shall assign and transfer to Buyer its 25% Membership Interest in the Company and Seller shall withdraw as a member of the Company.

     3. Indemnification: Buyer hereby agrees to indemnify and hold Seller and its property free and harmless from any and all claims, demands, liabilities, costs, and expenses, including reasonable attorney’s fees, arising from any and all activities of the Company occurring subsequent to the Effective Date.

     4. Seller’s Release. Effective on the Effective Date, Seller, on behalf of itself, its trustees, beneficiaries, members and their heirs, executors, administrators, and assigns hereby releases and discharges the Company, its successors and assigns, the Buyer, and its successors and assigns, from all rights, claims, and actions which Seller and its above-mentioned successors now have or may hereafter have against the Company, the Buyer, or their respective successors arising out of the Company, including, but not limited to, Seller’s right to any Company property or cash distribution.

     5. Litigation Expenses. In any action between or among the parties to enforce or interpret any of the terms of this Agreement, the prevailing party shall be entitled to recover all expenses of litigation or arbitration, including without limitation, attorney’s fees and court costs.

     6. Entire Agreement. The various provisions of this Agreement shall be construed to be one instrument that reflects the parties’ entire agreement as to the matters expressed herein. There are no representations, agreements, arrangements or understandings between the parties, relating to the subject matter of this Agreement that is not fully expressed herein. The terms and conditions of this Agreement shall continue in force and effect subsequent to the Effective Date until such time as the second Installment of the Purchase Price has been paid in full and all other matters have been concluded.

     7. Amendments. This Agreement may not be amended except upon the express written consent of all the parties hereto.

     8. Future Development. As of the Effective Date, Buyer represents to Seller than Buyer is acquiring Seller’s Interest for Buyer’s own account which includes the right to re-sell or otherwise dispose of the Company’s assets in its sole discretion and that Buyer desires to acquire full ownership of the Company’s assets so as not to be required to involve Seller, its trustees and beneficiaries, in the future development or disposition of the assets.

     9. Covenant to Sign Documents. Each party covenants on behalf of himself, his heirs, representatives, successors and assigns, to execute, with acknowledgment or affidavit if required, any and all documents and writings which may be required or expedient under this Agreement.

     IN WITNESS WHEREOF, the parties have signed this Agreement effective as of the first date set forth above.

SELLER: THE JOHN L. CURCI TRUST Dated December 23, 1993
By:	/s/ John Curci
John L. Curci, Trustee

BUYER: CALPROP CORPORATION, A California Corporation
By:	/s/ Victor Zaccaglin
Victor Zaccaglio, CEO

By:	/s/ Mark F. Spiro, CFO
Mark Spiro, Chief Financial Officer

CONSENT:

The undersigned, a Member of Mission Gorge, LLC, in accordance with Section 16 of the Operating Agreement for Mission Gorge, LLC, hereby consents to the Purchase and Sale of the Membership Interest contemplated herein and hereby waives the purchase rights provided in Section 17 of said Operating Agreement.

The Janet Curci Living Trust No. II Dated May 25, 1985
/s/ John Curci
John Curci, Trustee

/s/ Robert D. Curci
Robert D. Curci, Trustee